Pruco Life Insurance Company of New Jersey	Jordan K. Thomsen Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey 213 Washington Street Newark, NJ 07102-2992 (973) 802-4193 jordan.thomsen@prudential.com

May 2, 2019

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:	FORM 497j; ACCESSION NUMBER: 0000741313-19-000031
Pruco Life of New Jersey Variable Appreciable Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Number 333-158637

Dear Commissioners:

On behalf of the Registrant, I hereby request the immediate withdrawal of the referenced form 497j as filed with the Securities and Exchange Commission ("Commission") on May 1, 2019. This filing was inadvertently submitted. In reliance on a series of Staff no-action letters, this registration statement is no longer annually updated by Pruco Life Insurance Company of New Jersey.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

If you have any questions regarding this request, please contact me at (973) 802-4193.

Sincerely,

/s/ Jordan K. Thomsen	5/2/2019
Jordan K. Thomsen Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey	Date

VIA EDGAR